Exhibit 99.1

EIGER CHANGES NAME TO GAMECORP AND APPROVES SHARE CONSOLIDATION

Toronto, Ontario - May 29, 2008 - Eiger Technology, Inc. (CNQ: GAME, OTCBB: ETIFF) ("Eiger" or the “Company”) reports that at its Annual & Special Meeting of Shareholders held yesterday, its shareholders have approved a number of special resolutions.

The Company will change its name to “GameCorp Inc.”, effective immediately.  The adoption of the new name is suited to the Company’s future direction and corporate strategy.  Additionally, the Company will consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every ten pre-consolidation common shares, to be implemented as soon as possible.  The resolutions have been approved by the Board and are subject to regulatory approval.

"We are pleased that our shareholders have supported our initiative to reorganize and position the Company as we move forward with a new strategy," said John G. Simmonds, CEO. “The name change better reflects the future course of the organization and the share consolidation will allow the Company to attract additional capital required for several attractive gaming-related investment opportunities currently being worked on.”

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a public company that trades under the symbol GAME on the Canadian Trading and Quotation System Inc. and under the symbol ETIFF on the Over the Counter Bulletin Board.  For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Eiger Technology, Inc.
Telephone: (416) 477-5656, Ext. 301